UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                   Eurand N.V.
                                   -----------
                                (Name of Issuer)

                 Ordinary Shares, par value (euro)0.01 per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                   N31010 106
                                   ----------
                                 (CUSIP Number)

                                  May 22, 2007
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                            ---------------------
CUSIP No. N31010 106                      13G              Page 2 of 12 Pages
-------------------------------                            ---------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus Equity Partners, L.P.             I.R.S. #13-3536060
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             16,991,227
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING        7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                  0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            16,991,227
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,991,227
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           38.7%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           PN
---------- ---------------------------------------------------------------------

-------------------------------                            ---------------------
CUSIP No. N31010 106                      13G              Page 3 of 12 Pages
-------------------------------                            ---------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus Ventures International, L.P.      I.R.S. #13-3986317
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Bermuda
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             16,991,225
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING        7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                  0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            16,991,225
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,991,225
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           38.7%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           PN
---------- ---------------------------------------------------------------------

-------------------------------                            ---------------------
CUSIP No. N31010 106                      13G              Page 4 of 12 Pages
-------------------------------                            ---------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg Pincus Partners LLC                       I.R.S. #13-4069737
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             33,982,452
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING        7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                  0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            33,982,452
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           33,982,452
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           77.5%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

-------------------------------                            ---------------------
CUSIP No. N31010 106                      13G              Page 5 of 12 Pages
-------------------------------                            ---------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg Pincus LLC                                I.R.S. #13-3536050
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             33,982,452
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING        7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                  0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            33,982,452
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           33,982,452
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           77.5%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

-------------------------------                            ---------------------
CUSIP No. N31010 106                      13G              Page 6 of 12 Pages
-------------------------------                            ---------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg Pincus & Co.                              I.R.S. #13-6358475
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             33,982,452
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING        7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                  0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            33,982,452
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           33,982,452
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           77.5%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           PN
---------- ---------------------------------------------------------------------

-------------------------------                            ---------------------
CUSIP No. N31010 106                      13G              Page 7 of 12 Pages
-------------------------------                            ---------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Charles R. Kaye
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             33,982,452
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING        7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                  0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            33,982,452
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           33,982,452
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           77.5%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

-------------------------------                            ---------------------
CUSIP No. N31010 106                      13G              Page 8 of 12 Pages
-------------------------------                            ---------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Joseph P. Landy
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             33,982,452
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING        7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                  0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            33,982,452
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           33,982,452
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           77.5%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

Item 1(a):          Name of Issuer:
---------           --------------

                    Eurand N.V., a public limited liability company organized in the Netherlands (the "Company").

Item 1(b):          Address of Issuer's Principal Executive Offices:
---------           -----------------------------------------------

                    Olympic Plaza

                    Fred. Roeskestraat 123

                    1076 EE Amsterdam, The Netherlands

Item 2(a):          Name of Person Filing:
---------           ---------------------

                    This statement is being filed by and on behalf of: (a) Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership, and two affiliated partnerships ("WPEP"), (b) Warburg, Pincus Ventures International, L.P., a Bermuda limited partnership ("WPVI"), (c) Warburg Pincus Partners LLC, a New York limited liability company ("WPP"), (d) Warburg Pincus & Co., a New York general partnership ("WP"), and (d) Warburg Pincus LLC, a New York limited liability company ("WP LLC"). WPP, a subsidiary of WP, is the sole general partner of WPVI and WPEP. Each of WPVI and WPEP is managed by WP LLC. Charles R. Kaye and Joseph P. Landy are each managing general partners of WP and managing members and Co-Presidents of WP LLC. Each of Mr. Kaye and Mr. Landy disclaim beneficial ownership of the Ordinary Shares (as defined below) except to the extent of any indirect pecuniary interest therein. Mr. Kaye and Mr. Landy may be deemed to control WPEP, WPVI, WPP, WP and WP LLC. WPEP, WPVI, WPP, WP, WP LLC, Mr. Kaye and Mr. Landy are hereinafter sometimes collectively referred to as the "Warburg Pincus Reporting Persons."


Item 2(b):          Address of Principal Business Office or, if None, Residence:
---------           -----------------------------------------------------------

                    The business address of each of the Warburg Pincus Reporting Persons is 466 Lexington Avenue, New York, New York 10017.

Item 2(c):          Citizenship:
---------           -----------

                    WPEP is a Delaware limited partnership.

                    WPVI is a Bermuda limited partnership.

                    WPP is a New York limited liability company.

                    WP is a New York general partnership.

                    WP LLC is a New York limited liability company.

Item 2(d):          Title of Class of Securities:
---------           ----------------------------

                    Ordinary Shares, par value (euro)0.01 per share ("Ordinary Shares").

Item 2(e):          CUSIP Number:
---------           ------------

                    N31010 106

Item 3:             If this statement is filed pursuant to Rules 13d-1(b) or
------              --------------------------------------------------------
                    13d-2(b) or (c), check whether the person filing is a:
                    ------------------------------------------------------

                    A.   [ ] Broker or dealer registered under Section 15 of the
                             Act,
                    B.   [ ] Bank as defined in Section 3(a)(6) of the Act,
                    C.   [ ] Insurance Company as defined in Section 3(a)(19) of
                             the Act,
                    D.   [ ] Investment Company registered under Section 8 of
                             the Investment Company Act of 1940,
                    E.   [ ] Investment Adviser in accordance with Rule 13d-1
                             (b)(1)(ii)(E),
                    F.   [ ] Employee Benefit Plan or Endowment Fund in
                             accordance with 13d-1 (b)(1)(ii)(F),
                    G.   [ ] Parent Holding Company or control person in
                             accordance with Rule 13d-1 (b)(1)(ii)(G),
                    H.   [ ] Savings Association as defined in Section 3(b) of
                             the Federal Deposit Insurance Act,
                    I.   [ ] Church Plan that is excluded from the definition of
                             an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
                    J.   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:             Ownership:
------              ---------

                    The information required by Items 4(a) - (c) is set forth in Rows 4-11 of the cover page hereto for each Warburg Pincus Reporting Person and is incorporated herein by reference for each such Warburg Pincus Reporting Person.

Item 5:             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:             Ownership of More than Five Percent on Behalf of Another
------              --------------------------------------------------------
                    Person:
                    ------

                    Pursuant to the Underwriting Agreement, dated May 16, 2007, by and among the Company and Deutsche Bank Securities Inc. and Lehman Brothers Inc. (together, the "Representatives") as representatives of the several underwriters named in Schedule A thereto (the "Underwriters") (the "Underwriting Agreement"), WPEP and WPVI have granted an option to the Underwriters to purchase, severally and not jointly, up to 425,000 Ordinary Shares (the "Optional Shares") from each of WPEP and WPVI at a purchase price of $16.00 per share. As compensation to the Underwriters for their commitments thereunder, WPEP and WPVI will pay, or cause to be paid, to the Underwriters an amount per share for the Optional Shares to be delivered by WPEP and

                    WPVI equal to $1.08 per share. The option granted thereunder may be exercised at any time and from time to time upon notice by the Representatives to WPEP and WPVI (with a copy to the Company), which notice may be given at any time within 30 days from the date of the Underwriting Agreement.

                    Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Ordinary Shares.

Item 7:             Identification and Classification of the Subsidiary
-------             ---------------------------------------------------
                    Which  Acquired the Security  Being Reported on by the
                    ------------------------------------------------------
                    Parent Holding Company:
                    -----------------------

                    N/A

Item 8:             Identification and Classification of Members of the Group:
------              ---------------------------------------------------------

                    The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The agreement among the Warburg Pincus Reporting Persons to file jointly is attached hereto as Exhibit 99.1. Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership of all of the Ordinary Shares, other than those reported herein as being owned by it.

Item 9:             Notice of Dissolution of Group:
------              ------------------------------

                    N/A

Item 10:            Certification:
-------             -------------

                    N/A

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 30, 2007


                       WARBURG, PINCUS EQUITY PARTNERS, L.P.
                       By: Warburg Pincus Partners LLC, its General Partner
                               By: Warburg Pincus & Co., its Managing Member

                               By:      /s/ Scott A. Arenare
                                        ----------------------------------------
                                        Name:   Scott A. Arenare
                                        Title:  Partner

                       WARBURG, PINCUS VENTURES INTERNATIONAL, L.P.
                       By: Warburg Pincus Partners LLC, its General Partner
                               By: Warburg Pincus & Co., its Managing Member

                               By:      /s/ Scott A. Arenare
                                        ----------------------------------------
                                        Name:   Scott A. Arenare
                                        Title:  Partner

                       WARBURG PINCUS LLC

                               By:  /s/ Scott A. Arenare
                                    ----------------------------------------
                                    Name:   Scott A. Arenare
                                    Title:  Managing Director

                       WARBURG PINCUS & CO.

                               By:  /s/ Scott A. Arenare
                                    ----------------------------------------
                                    Name:   Scott A. Arenare
                                    Title:  Partner


                       WARBURG PINCUS PARTNERS LLC
                       By: Warburg Pincus & Co., its Managing Member

                               By:  /s/ Scott A. Arenare
                                    ----------------------------------------
                                    Name:   Scott A. Arenare
                                    Title:  Partner

                       /s/ Scott A. Arenare
                       ----------------------------------------
                       Charles R. Kaye
                       By: Scott A. Arenare as Attorney-in-Fact


                       /s/ Scott A. Arenare
                       ----------------------------------------
                       Joseph P. Landy
                       By: Scott A. Arenare as Attorney-in-Fact

                                  EXHIBIT INDEX


99.1 Joint Filing Agreement, dated May 30, 2007, by and among the Warburg Pincus Reporting Persons.